Three Copley Place

Boston, MA 02116

June 29, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4041

Attention: Edward Bartz

Re:	Business Development Corporation of America

Post-Effective Amendment No. 2 to Registration Statement on Form N-2

File No. 333-193241

Dear Mr. Bartz:

Acting as dealer manager of Business Development Corporation of America (the “Registrant”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby join in the request of the Registrant to request the acceleration of the effective date of the Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 to 10:00 a.m. Eastern Time on June 30, 2015, or as soon thereafter as is practicable.

[Signature Page Follows]

Sincerely,

By: Realty Capital Securities, LLC

By: /s/ Louisa Quarto
Name: Louisa Quarto
Title: President